                       SECURITIES AND EXCHANGE COMMISSION


                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)


                            UGLY DUCKLING CORPORATION
                                (Name of Issuer)


                          COMMON STOCK, $.001 PAR VALUE
                         (Title of Class of Securities)


                                    903512101
                                 (CUSIP Number)

                                 ORIN S. KRAMER
                              Kramer Spellman, L.P.
                          2050 Center Avenue, Suite 300
                              Fort Lee, New Jersey
                                      07024
                                 (201) 592-1234
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                NOVEMBER 26, 1997
              (Date of Event which Requires Filing this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].









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SCHEDULE 13D

CUSIP No. 903512101

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Kramer Spellman, L.P.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         Not Applicable                                      a[ ]
                                                             b[ ]
3.       SEC USE ONLY

4.      SOURCE OF FUNDS*
            OO

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

                             7.      SOLE VOTING POWER

                             None

                             8.      SHARED VOTING POWER
  SHARES
BENEFICIALLY                 564,800
 OWNED BY
REPORTING                    9.      SOLE DISPOSITIVE POWER
  PERSON                     None
   WITH
                             10.     SHARED DISPOSITIVE POWER
                             564,800

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             564,800

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                       [ ]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             3.05%

14.     TYPE OF REPORTING PERSON*
             PN

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SCHEDULE 13D

CUSIP No. 903512101

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Orin S. Kramer

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         Not Applicable                                      a[ ]
                                                             b[ ]
3.       SEC USE ONLY

4.      SOURCE OF FUNDS*
            OO

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)                      [ ]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                United States

                          7.      SOLE VOTING POWER

                                  2,000

                          8.      SHARED VOTING POWER
  SHARES
BENEFICIALLY                      564,800
 OWNED BY
REPORTING                 9.      SOLE DISPOSITIVE POWER
  PERSON                          2,000
   WITH
                          10.     SHARED DISPOSITIVE POWER
                                  564,800

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              566,800

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                     [ ]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              3.06%

14.     TYPE OF REPORTING PERSON*
             IN

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SCHEDULE 13D

CUSIP No. 903512101

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Jay Spellman

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         Not Applicable                                      a[ ]
                                                             b[ ]
3.       SEC USE ONLY

4.      SOURCE OF FUNDS*
            OO

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION
               United States

                         7.      SOLE VOTING POWER

                                 None

                         8.      SHARED VOTING POWER
  SHARES
BENEFICIALLY                     564,800
 OWNED BY
REPORTING                9.      SOLE DISPOSITIVE POWER
  PERSON                         None
   WITH
                         10.     SHARED DISPOSITIVE POWER
                                 564,800

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             564,800

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                     [ ]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             3.05%

14.     TYPE OF REPORTING PERSON*
             IN

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     This statement  amends and  supplements  the  information  set forth in the
Schedule 13D filed by the Reporting Persons (as defined therein) with the Securities and Exchange Commission (the "Commission") on December 23, 1996, as amended by Amendment No. 1 filed with the Commission on June 9, 1997 and constitutes Amendment No. 2 to the Schedule 13D. Capitalized terms used herein without definition shall have the meaning assigned to such terms in the Schedule 13D.

ITEM 3.  SOURCES AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION

     The first sentence of Item 3 is revised and amended in its entirety as set forth below:

     The Partnerships and Managed Accounts expended an aggregate of approximately $8,341,130 (including brokerage commissions, if any) to purchase the 564,800 shares of Common Stock held by them. Mr. Kramer expended an aggregate of approximately $31,941 to purchase the additional 2,000 shares of Common Stock held by him and in trust for his minor children.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     Item 5 is revised and amended in its entirety as set forth below:

          (a)-(b) On the date of this Statement:

     (i) Mr. Kramer has beneficial ownership for purposes of Section 13(d) of the Securities Exchange Act of 1934 ("Beneficial Ownership") of 564,800 shares of Common Stock by virtue of his position as one of the two general partners of KS. Such shares represent 3.05% of the issued and outstanding Common Stock. Mr. Kramer shares voting power and dispositive power over the Common Stock with Mr. Spellman and KS. In addition, Mr. Kramer has Beneficial Ownership of 2,000 shares of Common Stock that are held in his name as well as in trust for his minor children. Such shares represent less than an additional 1% of the issued and outstanding Common Stock.

          (ii) Mr. Spellman has Beneficial Ownership of 564,800 shares of Common Stock by virtue of his position as one of the


                                      5
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two  general  partners  of KS.  Such  shares  represent  3.05% of the issued and outstanding Common Stock. Mr. Spellman shares voting power and dispositive power over the Common Stock with Mr. Kramer and KS.

          (iii) KS has Beneficial Ownership of 564,800 shares of Common Stock by virtue of its position as general partner of, or discretionary investment manager to, the Partnerships and Managed Accounts, as the case the may be, holding such shares of Common Stock. Such shares represent 3.05% of the issued and outstanding Common Stock. KS shares voting power and dispositive power over such shares with Mr. Kramer and Mr. Spellman.

     The percentages used herein are calculated based upon the 18,520,916 shares of Common Stock stated to be issued and outstanding as of November 14, 1997, as reflected in the Company's Quarterly Report on Form 10-Q for three months ended September 30, 1997.

          (c) The trading dates, number of shares purchased or sold and the average price per share (including commissions, if any) for all transactions by the Reporting Persons for the past 60 days are set forth in Schedule I hereto. All such transactions were over-the-counter.

          (d) No person other than each respective record owner referred to herein of shares of Common Stock is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of sale of shares of Common Stock, except that the respective shareholders, partners or owners as relevant, of the Partnerships and the Managed Accounts have the


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right to  participate  in the receipt of dividends from or proceeds for the sale of, the shares of Common Stock held for their respective accounts.

          (e) As of November 26, 1997, the Reporting Persons ceased to have Beneficial Ownership of more than 5% of the outstanding Common Stock.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     Joint Filing Agreement among KS, Mr. Kramer and Mr. Spellman dated December 23, 1996 (filed as Exhibit 99 to the Schedule 13D and incorporated herein by reference.)



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SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 2, 1997

                                            KRAMER SPELLMAN L.P.



                                            By:  /s/ Orin S. Kramer
                                                -------------------
                                                 Name: Orin S. Kramer
                                                 Title: a General Partner



                                            By:  /s/ Jay Spellman
                                                 ----------------
                                                 Name: Jay Spellman
                                                 Title: a General Partner



                                              /s/ Orin S. Kramer
                                              ------------------
                                                 Orin S. Kramer



                                              /s/ Jay Spellman
                                              ----------------
                                                 Jay Spellman



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
                                                                                               Schedule I


Date                          Shares Purchased                         Price Per Share
----                          ----------------                        ---------------

10/1/97                             100,000                                $15.500
11/11/97                              8,200                                 11.260


Date                          Shares Sold                              Price Per Share
----                          ------------                             ---------------

10/22/97                         10,400                                    $14.721
10/22/97                         19,600                                     14.721
11/4/97                          10,000                                     11.940
11/11/97                          8,200                                     11.240
11/26/97                        600,000                                      8.969


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